

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2022

Bryan Bullett
Chief Executive Officer
Bit Digital, Inc
33 Irving Place
New York, NY 10003

> **Re: Bit Digital, Inc**
> **Amendment No. 5 to**
> **Registration Statement on Form F-3**
> **Filed January 18, 2022**
> **File No. 333-260241**

Dear Mr. Bullett:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 14, 2022 letter.

Amendment No. 5 to Registration Statement on Form F-3

Risk Factors
Regulatory bodies of the United States may be limited in their ability to conduct investigations, page 19

1.   Refer to your response to comment 1. On page 19, we note that you continue to state that "[o]n December 2, 2021, the SEC adopted amendments to finalize rules implementing the HFCA Act, requiring the SEC to prohibit an issuer's securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspection for two consecutive years instead of three." Please revise to clarify that, on December 2, 2021, the SEC adopted amendments to finalize rules implementing the HFCAA, which requires the SEC

to prohibit an issuer's securities from trading on a U.S. national securities exchange and in the over-the-counter market if the auditor is not subject to PCAOB inspection for three years. In addition, please replace your deleted disclosure describing the impact of the HFCAA, which stated that "[a]ccordingly, [y]our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchange if [y]our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in [y]our ordinary shares being delisted."

 Please contact Tonya K. Aldave at (202) 551-3601 or Sonia Bednarowski at (202) 551-3666 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Elliot H. Lutzker, Esq.